Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

November 2015

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements Q3 2015, dated November 12, 2015, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: November 12, 2015	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President
Corporate Controller

Condensed Consolidated Interim Financial Statements

Q3 2015

AEGON

Transform Tomorrow

aegon.com

The Hague, November 12, 2015

Unaudited	1

Condensed consolidated income statement
EUR millions	Notes	Q3 2015	Q3 2014	YTD 2015	YTD 2014

Premium income	4	4,789	5,076	15,411	14,701
Investment income	5	2,012	1,998	6,372	6,086
Fee and commission income		623	619	1,831	1,572
Other revenues		1	2	10	5
Total revenues		7,425	7,695	23,624	22,364
Income from reinsurance ceded		1,065	604	2,539	2,047
Results from financial transactions	6	(7,693)	1,038	(4,968)	7,710
Other income	7	16	16	16	28
Total income		814	9,353	21,212	32,149

Benefits and expenses	8	553	9,253	20,020	30,962
Impairment charges / (reversals)	9	10	(3)	17	13
Interest charges and related fees		125	85	308	267
Other charges	10	751	28	761	34
Total charges		1,439	9,363	21,106	31,275

Share in net result of joint ventures		51	23	112	42
Share in net result of associates		3	6	6	23
Income / (loss) before tax		(572)	19	224	938
Income tax (expense) / benefit		48	33	(82)	(151)
Net income / (loss)		(524)	52	142	787

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		(524)	52	141	787
Non-controlling interests		-	-	-	-

Earnings per share (EUR per share)	17
Basic earnings per common share		(0.26)	0.01	0.02	0.32
Basic earnings per common share B		(0.01)	-	-	0.01
Diluted earnings per common share		(0.26)	0.01	0.02	0.32
Diluted earnings per common share B		(0.01)	-	-	0.01

2	Unaudited

Condensed consolidated statement of comprehensive income
EUR millions	Q3 2015	Q3 2014	YTD 2015	YTD 2014

Net income / (loss)	(524)	52	142	787

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	1	3	5	1
Remeasurements of defined benefit plans	(11)	(279)	256	(722)
Income tax relating to items that will not be reclassified	19	69	(62)	194

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	418	1,154	(1,107)	4,466
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(45)	(104)	(325)	(423)
Changes in cash flow hedging reserve	504	249	541	629
Movement in foreign currency translation and net foreign investment hedging reserve	(200)	995	1,077	1,168
Equity movements of joint ventures	(1)	(8)	(3)	4
Equity movements of associates	-	-	-	7
Disposal of group assets	(550)	-	(550)	-
Income tax relating to items that may be reclassified	(280)	(264)	380	(1,253)
Other	5	2	9	(3)
Other comprehensive income for the period	(139)	1,816	221	4,068
Total comprehensive income / (loss)	(663)	1,868	362	4,855

Total comprehensive income / (loss) attributable to:
Equity holders of Aegon N.V.	(662)	1,868	363	4,856
Non-controlling interests	(1)	-	(1)	(1)

Unaudited	3

Condensed consolidated statement of financial position
		Sept. 30, 2015	Dec. 31, 2014
EUR millions	Notes

Assets
Intangible assets	11	1,986	2,073
Investments	12	160,830	153,653
Investments for account of policyholders	13	193,562	191,467
Derivatives	14	22,676	28,014
Investments in joint ventures		1,578	1,468
Investments in associates		233	140
Reinsurance assets		10,234	9,593
Deferred expenses	16	12,047	10,373
Assets held for sale	19	-	9,881
Other assets and receivables		8,218	7,628
Cash and cash equivalents		9,524	10,610
Total assets		420,890	424,902

Equity and liabilities
Shareholders’ equity		24,094	24,293
Other equity instruments		3,801	3,827
Issued capital and reserves attributable to equity holders of Aegon N.V.		27,895	28,120
Non-controlling interests		8	9
Group equity		27,904	28,129

Trust pass-through securities		155	143
Subordinated borrowings		756	747
Insurance contracts		121,093	111,927
Insurance contracts for account of policyholders		106,799	102,250
Investment contracts		17,173	15,359
Investment contracts for account of policyholders		89,155	91,849
Derivatives	14	20,143	26,048
Borrowings	18	12,910	14,158
Liabilities held for sale	19	-	7,810
Other liabilities		24,803	26,481
Total liabilities		392,986	396,772
Total equity and liabilities		420,890	424,902

4	Unaudited

Condensed consolidated statement of changes in equity

EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Nine months ended September 30, 2015

At beginning of year	8,597	9,076	8,308	(1,611)	(77)	3,827	28,120	9	28,129

Net income / (loss) recognized in the income statement	-	141	-	-	-	-	141	-	142

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	5	-	-	-	5	-	5
Remeasurements of defined benefit plans	-	-	-	256	-	-	256	-	256
Income tax relating to items that will not be reclassified	-	-	(1)	(62)	-	-	(62)	-	(62)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,107)	-	-	-	(1,107)	-	(1,107)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(325)	-	-	-	(325)	-	(325)
Changes in cash flow hedging reserve	-	-	541	-	-	-	541	-	541
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(68)	1,145	-	1,077	-	1,077
Equity movements of joint ventures	-	-	-	-	(3)	-	(3)	-	(3)
Disposal of group assets	-	-	(473)	-	(77)	-	(550)	-	(550)
Income tax relating to items that may be reclassified	-	-	416	-	(36)	-	380	-	380
Other	-	10	-	-	-	-	10	(1)	9
Total other comprehensive income	-	10	(944)	126	1,029	-	222	(1)	221
Total comprehensive income / (loss) for 2015	-	151	(944)	126	1,029	-	363	(1)	362

Shares issued and withdrawn	1	-	-	-	-	-	1	-	1
Issuance and purchase of treasury shares	-	51	-	-	-	-	51	-	51
Dividends paid on common shares	(211)	(292)	-	-	-	-	(503)	-	(503)
Coupons on non-cumulative subordinated notes	-	(21)	-	-	-	-	(21)	-	(21)
Coupons on perpetual securities	-	(83)	-	-	-	-	(83)	-	(83)
Share options and incentive plans	-	(7)	-	-	-	(26)	(33)	-	(33)
At end of period	8,387	8,876	7,364	(1,485)	952	3,801	27,895	8	27,904

Nine months ended September 30, 2014

At beginning of year	8,701	8,361	3,023	(706)	(1,778)	5,015	22,616	10	22,626

Net income / (loss) recognized in the income statement	-	787	-	-	-	-	787	-	787

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	1	-	-	-	1	-	1
Remeasurements of defined benefit plans	-	-	-	(722)	-	-	(722)	-	(722)
Income tax relating to items that will not be reclassified	-	-	1	193	-	-	194	-	194

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	4,466	-	-	-	4,466	-	4,466
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(423)	-	-	-	(423)	-	(423)
Changes in cash flow hedging reserve	-	-	629	-	-	-	629	-	629
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(52)	1,220	-	1,168	-	1,168
Equity movements of joint ventures	-	-	-	-	4	-	4	-	4
Equity movements of associates	-	-	-	-	7	-	7	-	7
Income tax relating to items that may be reclassified	-	-	(1,221)	-	(31)	-	(1,253)	-	(1,253)
Other	-	(2)	-	-	-	-	(2)	(1)	(3)
Total other comprehensive income	-	(2)	3,452	(581)	1,199	-	4,069	(1)	4,068
Total comprehensive income / (loss) for 2014	-	785	3,452	(581)	1,199	-	4,856	(1)	4,855

Issuance and purchase of treasury shares	-	(67)	-	-	-	-	(67)	-	(67)
Other equity instruments redeemed	-	11	-	-	-	(1,184)	(1,173)	-	(1,173)
Dividends paid on common shares	(104)	(266)	-	-	-	-	(370)	-	(370)
Coupons on non-cumulative subordinated notes	-	(17)	-	-	-	-	(17)	-	(17)
Coupons on perpetual securities	-	(102)	-	-	-	-	(102)	-	(102)
Share options and incentive plans	-	7	-	-	-	(11)	(4)	-	(4)
At end of period	8,597	8,712	6,475	(1,287)	(579)	3,820	25,739	9	25,748

1 For a breakdown of share capital please refer to note 17.

2 Issued capital and reserves attributable to equity holders of Aegon N.V.

Unaudited	5

Condensed consolidated cash flow statement
EUR millions	Q3 2015	Q3 2014

Cash flow from operating activities	142	2,476

Purchases and disposals of intangible assets	(33)	(20)
Purchases and disposals of equipment and other assets	(62)	(39)
Purchases, disposals and dividends of subsidiaries, associates and joint ventures	840	77
Cash flow from investing activities	744	18

Issuance and purchase of treasury shares	(167)	(147)
Dividends paid	(292)	(266)
Issuances, repurchases and coupons of perpetuals	(111)	(1,305)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(28)	(23)
Issuances and repayments of borrowings	(1,538)	2,355
Cash flow from financing activities	(2,136)	613

Net increase / (decrease) in cash and cash equivalents	(1,250)	3,108
Net cash and cash equivalents at January 1	10,607	5,652
Effects of changes in foreign exchange rates	158	177
Net cash and cash equivalents at end of period	9,516	8,937

Cash and cash equivalents	9,524	9,024
Bank overdrafts classified as other liabilities	(8)	(87)
Net cash and cash equivalents	9,516	8,937

6	Unaudited

Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its consolidated subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in over twenty-five countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Its headquarters are located in The Hague, the Netherlands. The Group employs approximately 28,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the period ended, September 30, 2015, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2014 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2014. Aegon’s Annual Report for 2014 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods may have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share.

The condensed consolidated interim financial statements as at, and for the period ended, September 30, 2015, were approved by the Executive Board on November 11, 2015.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2014 consolidated financial statements.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2015:

t	IAS 19 Employee Benefits – Amendment Employee Contributions;
t	Annual improvements 2010-2012 Cycle; and
t	Annual improvements 2011-2013 Cycle.

None of these revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements as at and for the period ended September 30, 2015.

For a complete overview of IFRS standards, published before January 1, 2015, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report for 2014.

Unaudited	7

Taxes

Taxes on income for the nine-month period, ending September 30, 2015, are accrued using the tax rate that would be applicable to expected total annual earnings.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2014.

Actuarial assumption updates

Assumptions are reviewed and updated periodically, typically in the third quarter, based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

During the third quarter of 2015, Aegon implemented assumption updates resulting in a net EUR 5 million gain to income before tax. Charges arising from assumption updates included in underlying earnings before tax amounted to EUR 96 million.

t

A charge for actuarial assumption updates in the Americas Life & Protection business amounted to EUR 17 million, and was primarily related to updated mortality assumptions of active lives and updated lapse assumptions.

t

Actuarial assumption updates in the Americas Investments & Retirement business resulted in a charge of EUR 79 million and was primarily related to expense assumption updates related to fixed and variable annuity contracts.

In fair value items a favorable amount of EUR 101 million has been recorded primarily reflecting an update of the risk free yield curve to determine Aegon’s liabilities for certain variable annuity contracts as well as economic scenario updates for both fixed and variable annuity contracts.

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
September 30, 2015	1	EUR	1.1163	0.7369
December 31, 2014	1	EUR	1.2101	0.7760

Weighted average exchange rates

			USD	GBP
Nine months ended September 30, 2015	1	EUR	1.1150	0.7272
Nine months ended September 30, 2014	1	EUR	1.3554	0.8120

8	Unaudited

3. Segment information

Aegon conducts its operations through five primary reporting segments:

1.	Aegon Americas: covers business units in the United States, Canada, Brazil and Mexico, including any of the units’ activities located outside these countries;
2.	Aegon the Netherlands: covers businesses operating in the Netherlands;
3.	Aegon UK: covers businesses operating in the United Kingdom;
4.	New Markets: covers businesses operating in Central & Eastern Europe; Asia, Spain and Portugal, as well as Aegon’s variable annuities activities in Europe and Aegon Asset Management that are aggregated as one reportable segment due to their respective size;
5.	Holding and other activities: includes financing, employee and other administrative expenses of holding companies.

These segments are based on the business as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance Measure

A performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business.

Aegon believes that its performance measure underlying earnings before tax provides meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

As of Q3 2015, management decided to change the measurement of underlying earnings before tax by including the impact of model updates as part of ‘Other income/(charges)’ rather than as part of underlying earnings before tax. The models are used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets. Model updates could result in either a strengthening of reserves or a release of reserves held to cover for insurance or investment contracts inforce and the related treatment of deferred acquisition costs or costs of value of business acquired. The reason for this change in measurement is that management believes that these model updates are expected to be non-recurring.

Unaudited	9

As a result, presentation as part of ‘Other income/(charges)’ would provide better insight to users of Aegon’s financial statements in the actual performance from its underlying business operations. In Q3 2015 an amount of EUR (209) million has been recorded in ‘Other income/(charges)’. The impact of this change in measurement on full year 2014 would have been an increase in Aegon Group consolidated underlying earnings before tax of EUR 82 million and a decrease in ‘Other income/(charges)’ for the same amount for segment reporting purposes. The impact is split between the Americas (EUR 57 million) and New Markets (EUR 26 million). The presentation of the items in the IFRS income statement will remain unchanged and continue to be part of the line ‘Policyholder claims and benefits’.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon Americas, Aegon the Netherlands and Aegon UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by Aegon Canada and the total return annuities and guarantees on variable annuities of Aegon USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

10	Unaudited

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading. As of Q3 2015, the impact of model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets are reported under this caption as well (refer to page 9).

Other charges may include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated interim financial statements, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

Unaudited	11

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended September 30, 2015

Underlying earnings before tax geographically	243	135	27	69	(41)	2	436	24	460
Fair value items	(146)	(1)	34	7	3	-	(103)	(29)	(132)
Realized gains / (losses) on investments	2	32	1	1	-	-	36	(2)	33
Impairment charges	(11)	(6)	-	(1)	-	-	(18)	-	(18)
Impairment reversals	6	1	-	-	-	-	6	-	6
Other income / (charges)	(909)	-	3	(43)	-	-	(950)	-	(950)
Run-off businesses	28	-	-	-	-	-	28	-	28
Income / (loss) before tax	(789)	160	65	34	(38)	2	(565)	(7)	(572)
Income tax (expense) / benefit	73	(34)	(4)	(8)	13	-	41	7	48
Net income / (loss)	(716)	126	62	26	(25)	2	(524)	-	(524)
Inter-segment underlying earnings	(51)	(14)	(19)	83	1

Revenues
Life insurance gross premiums	1,759	343	1,367	644	1	(27)	4,086	(106)	3,980
Accident and health insurance	571	32	12	51	1	(1)	666	(1)	664
General insurance	-	102	-	59	1	-	163	(19)	144
Total gross premiums	2,330	477	1,378	754	3	(28)	4,915	(126)	4,789
Investment income	935	533	481	74	94	(93)	2,023	(11)	2,012
Fee and commission income	438	88	12	200	-	(67)	672	(49)	623
Other revenues	1	-	-	(1)	1	-	-	1	1
Total revenues	3,704	1,099	1,871	1,027	98	(188)	7,610	(185)	7,425
Inter-segment revenues	6	1	-	87	95

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended September 30, 2014

Underlying earnings before tax geographically	134	127	28	40	(37)	-	291	4	295
Fair value items	(159)	(101)	-	-	(36)	-	(296)	(7)	(304)
Realized gains / (losses) on investments	14	52	10	8	-	-	85	(1)	84
Impairment charges	(4)	(5)	-	(14)	-	-	(23)	-	(23)
Impairment reversals	25	3	-	-	-	-	28	-	28
Other income / (charges)	(27)	(6)	(10)	14	(1)	-	(29)	-	(29)
Run-off businesses	(31)	-	-	-	-	-	(31)	-	(31)
Income / (loss) before tax	(48)	70	27	48	(74)	-	23	(4)	19
Income tax (expense) / benefit	52	(26)	(2)	(12)	17	-	29	4	33
Net income / (loss)	4	44	25	35	(57)	-	52	-	52
Inter-segment underlying earnings	(44)	(14)	(15)	69	4

Revenues
Life insurance gross premiums	1,580	1,204	1,243	443	-	(18)	4,452	(89)	4,363
Accident and health insurance	485	34	14	37	1	(1)	570	(1)	569
General insurance	-	107	-	52	-	-	160	(16)	144
Total gross premiums	2,065	1,345	1,257	533	2	(19)	5,181	(105)	5,076
Investment income	823	637	487	61	79	(79)	2,009	(11)	1,998
Fee and commission income	454	81	11	159	-	(58)	647	(28)	619
Other revenues	1	-	-	-	2	-	3	-	2
Total revenues	3,343	2,062	1,755	753	83	(156)	7,840	(145)	7,695
Inter-segment revenues	3	-	-	73	80

12	Unaudited

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Nine months ended September 30, 2015

Underlying earnings before tax geographically	891	402	100	183	(123)	2	1,453	27	1,480
Fair value items	(525)	34	4	(1)	(66)	-	(554)	(45)	(599)
Realized gains / (losses) on investments	(52)	273	57	10	-	-	288	(7)	281
Impairment charges	(32)	(17)	-	(2)	-	-	(50)	-	(50)
Impairment reversals	32	3	-	-	-	-	35	-	35
Other income / (charges)	(909)	(22)	13	(43)	-	-	(961)	-	(961)
Run-off businesses	38	-	-	-	-	-	38	-	38
Income / (loss) before tax	(558)	674	174	148	(190)	2	249	(25)	224
Income tax (expense) / benefit	69	(153)	(20)	(54)	50	-	(107)	25	(82)
Net income / (loss)	(490)	521	154	94	(139)	2	142	-	142
Inter-segment underlying earnings	(161)	(41)	(52)	246	8

Revenues
Life insurance gross premiums	5,202	1,757	4,257	2,016	3	(78)	13,156	(325)	12,831
Accident and health insurance	1,706	198	37	146	4	(4)	2,087	(13)	2,074
General insurance	-	381	-	181	1	-	564	(58)	506
Total gross premiums	6,908	2,335	4,293	2,344	9	(83)	15,807	(396)	15,411
Investment income	2,760	1,719	1,715	215	286	(285)	6,410	(38)	6,372
Fee and commission income	1,287	261	33	603	-	(205)	1,979	(149)	1,831
Other revenues	8	-	-	3	2	-	14	(4)	10
Total revenues	10,964	4,315	6,042	3,166	297	(573)	24,210	(587)	23,624
Inter-segment revenues	18	2	-	263	290

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Nine months ended September 30, 2014

Underlying earnings before tax geographically	767	386	86	163	(100)	-	1,303	(4)	1,299
Fair value items	(326)	(268)	(16)	8	(73)	-	(675)	(2)	(677)
Realized gains / (losses) on investments	74	183	123	12	-	-	392	(2)	390
Impairment charges	(17)	(14)	-	(38)	-	-	(69)	-	(69)
Impairment reversals	56	7	-	-	-	-	63	-	63
Other income / (charges)	(35)	(14)	(12)	13	(2)	-	(49)	(1)	(50)
Run-off businesses	(18)	-	-	-	-	-	(18)	-	(18)
Income / (loss) before tax	502	281	181	157	(174)	-	947	(9)	938
Income tax (expense) / benefit	(62)	(62)	(38)	(44)	46	-	(160)	9	(151)
Net income / (loss)	440	219	143	113	(128)	-	787	-	787
Inter-segment underlying earnings	(128)	(43)	(43)	199	15

Revenues
Life insurance gross premiums	4,606	3,243	3,634	1,302	1	(54)	12,732	(262)	12,470
Accident and health insurance	1,356	203	43	128	4	(4)	1,730	(10)	1,720
General insurance	-	397	-	167	-	-	564	(53)	511
Total gross premiums	5,962	3,843	3,677	1,596	5	(58)	15,026	(325)	14,701
Investment income	2,424	1,957	1,560	175	237	(235)	6,118	(32)	6,086
Fee and commission income	1,095	238	31	449	-	(171)	1,642	(70)	1,572
Other revenues	1	-	-	2	4	-	7	(1)	5
Total revenues	9,482	6,038	5,268	2,221	246	(463)	22,792	(428)	22,364
Inter-segment revenues	11	-	-	213	239

Unaudited	13

3.2 Investments geographically

Amounts included in the tables on investments geographically are presented on an IFRS basis.

							EUR millions (unless otherwise stated)
Americas USD millions	United Kingdom GBP millions	September 30, 2015	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
683	108	Shares	612	161	147	46	112	-	1,077
73,153	9,710	Debt securities	65,531	23,839	13,177	5,361	-	-	107,908
10,748	-	Loans	9,628	28,040	-	446	86	-	38,201
12,124	218	Other financial assets	10,861	340	296	35	148	-	11,680
905	-	Investments in real estate	811	1,150	-	2	-	-	1,963
97,613	10,036	Investments general account	87,444	53,530	13,619	5,891	346	-	160,830
-	12,283	Shares	-	8,648	16,669	258	-	(8)	25,567
5,543	9,151	Debt securities	4,965	17,454	12,419	208	-	-	35,046
102,009	22,018	Unconsolidated investment funds	91,381	-	29,879	6,484	-	-	127,744
23	2,683	Other financial assets	21	368	3,641	19	-	-	4,049
-	852	Investments in real estate	-	-	1,156	-	-	-	1,156
107,575	46,987	Investments for account of policyholders	96,368	26,470	63,763	6,970	-	(8)	193,562

205,188	57,023	Investments on balance sheet	183,811	80,000	77,383	12,860	346	(8)	354,392
169,093	552	Off balance sheet investments third parties	151,476	863	749	127,977	-	-	281,066
374,282	57,575	Total revenue generating investments	335,288	80,864	78,132	140,837	346	(8)	635,458
		Investments
81,255	9,828	Available-for-sale	72,790	22,951	13,336	5,367	18	-	114,462
10,748	-	Loans	9,628	28,040	-	446	86	-	38,201
112,280	46,344	Financial assets at fair value through profit or loss	100,582	27,859	62,890	7,044	242	(8)	198,610
905	852	Investments in real estate	811	1,150	1,156	2	-	-	3,119
205,188	57,023	Total investments on balance sheet	183,811	80,000	77,383	12,860	346	(8)	354,392

9	-	Investments in joint ventures	8	834	-	734	2	-	1,578
81	6	Investments in associates	72	21	9	131	-	-	233
29,753	4,906	Other assets	26,653	27,593	6,658	4,040	35,201	(35,460)	64,686
235,031	61,936	Consolidated total assets	210,545	108,448	84,049	17,766	35,550	(35,468)	420,890

							EUR millions (unless otherwise stated)
Americas USD millions	United Kingdom GBP millions	December 31, 2014	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
770	150	Shares	636	161	193	28	105	(1)	1,122
76,393	9,832	Debt securities	63,130	23,250	12,670	4,274	-	-	103,324
11,117	-	Loans	9,187	27,052	-	487	11	-	36,738
11,914	267	Other financial assets	9,845	366	344	16	107	-	10,678
873	-	Investments in real estate	721	1,069	-	2	-	-	1,792
101,067	10,249	Investments general account	83,519	51,898	13,208	4,806	224	(1)	153,653
-	13,287	Shares	-	9,487	17,122	420	-	(10)	27,019
5,549	10,026	Debt securities	4,585	19,320	12,920	244	-	-	37,070
104,704	22,769	Unconsolidated investment funds	86,525	-	29,341	6,293	-	-	122,159
34	2,851	Other financial assets	28	401	3,674	13	-	-	4,117
-	855	Investments in real estate	-	-	1,101	-	-	-	1,101
110,287	49,788	Investments for account of policyholders	91,138	29,209	64,159	6,971	-	(10)	191,467

211,353	60,037	Investments on balance sheet	174,658	81,106	77,367	11,777	224	(11)	345,121
168,561	443	Off balance sheet investments third parties	139,295	868	570	72,474	-	-	213,208
379,914	60,479	Total revenue generating investments	313,953	81,974	77,937	84,251	224	(11)	558,328
		Investments
84,527	9,998	Available-for-sale	69,851	23,197	12,884	4,284	12	-	110,229
11,117	-	Loans	9,187	27,052	-	487	11	-	36,738
114,836	49,184	Financial assets at fair value through profit or loss	94,898	29,788	63,381	7,005	200	(11)	195,261
873	855	Investments in real estate	721	1,069	1,101	2	-	-	2,893
211,353	60,037	Total investments on balance sheet	174,658	81,106	77,367	11,777	224	(11)	345,121

11	-	Investments in joint ventures	9	789	-	670	1	-	1,468
110	18	Investments in associates	91	19	24	6	-	-	140
39,994	4,740	Other assets	33,050	34,737	6,108	4,067	36,785	(36,574)	78,172
251,468	64,795	Consolidated total assets	207,808	116,652	83,498	16,519	37,010	(36,586)	424,902

14	Unaudited

4. Premium income and premiums paid to reinsurers

EUR millions	Q3 2015	Q3 2014	YTD 2015	YTD 2014

Gross
Life	3,980	4,363	12,831	12,470
Non-Life	808	713	2,580	2,231
Total	4,789	5,076	15,411	14,701

Reinsurance [1]
Life	663	571	1,960	1,890
Non-Life	72	75	211	227
Total	735	646	2,171	2,117

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement.

5. Investment income

EUR millions	Q3 2015	Q3 2014	YTD 2015	YTD 2014

Interest income	1,787	1,673	5,325	5,052
Dividend income	187	298	940	939
Rental income	38	27	106	94
Total investment income	2,012	1,998	6,372	6,086

Investment income related to general account	1,547	1,426	4,579	4,226
Investment income for account of policyholders	465	572	1,793	1,859
Total	2,012	1,998	6,372	6,086

6. Results from financial transactions

EUR millions	Q3 2015	Q3 2014	YTD 2015	YTD 2014

Net fair value change of general account financial investments at FVTPL other than derivatives	(99)	35	(51)	196
Realized gains /(losses) on financial investments	22	86	290	394
Gains /(losses) on investments in real estate	99	(5)	116	(19)
Net fair value change of derivatives	623	342	6	678
Net fair value change on for account of policyholder financial assets at FVTPL	(8,367)	562	(5,356)	6,430
Net fair value change on investments in real estate for account of policyholders	38	14	51	42
Net foreign currency gains /(losses)	(3)	(6)	(31)	(18)
Net fair value change on borrowings and other financial liabilities	(6)	11	6	7
Realized gains /(losses) on repurchased debt	-	(1)	1	2
Total	(7,693)	1,038	(4,968)	7,710

The decrease of the net fair value change on for account of policyholder financial assets at FVTPL in Q3 2015 compared to Q3 2014 is mainly driven by interest rates and equity markets movements. Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 8 - Benefits and expenses.

7. Other income

Other income of EUR 16 million in the third quarter 2015 relates to the sale of the 25.1% share in platform provider and discretionary fund manager Seven Investment Management (7IM) and the sale of Clark Consulting. These transactions have led to a book gain of EUR 16 million. Refer to note 21 Acquisitions / divestments.

Unaudited	15

8. Benefits and expenses

EUR millions	Q3 2015	Q3 2014	YTD 2015	YTD 2014

Claims and benefits	(84)	8,669	17,783	29,007
Employee expenses	568	508	1,693	1,490
Administration expenses	305	286	917	838
Deferred expenses	(368)	(392)	(1,163)	(1,048)
Amortization charges	132	181	789	674
Total	553	9,253	20,020	30,962

The following table provides an analysis of the claims and benefits:

EUR millions	Q3 2015	Q3 2014	YTD 2015	YTD 2014

Benefits and claims paid life	3,925	3,959	15,323	11,723
Benefits and claims paid non-life	561	436	1,597	1,282
Change in valuation of liabilities for insurance contracts	(2,107)	2,776	2,614	11,055
Change in valuation of liabilities for investment contracts	(4,014)	99	(6,455)	664
Other	7	(7)	(3)	(26)
Policyholder claims and benefits	(1,629)	7,263	13,076	24,699
Premium paid to reinsurers	735	646	2,171	2,117
Profit sharing and rebates	9	6	25	20
Commissions	801	754	2,511	2,171
Total	(84)	8,669	17,783	29,007

The lines Change in valuation of liabilities for insurance contracts and Change in valuation of liabilities for investment contracts reflect changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6) of EUR 8,367 negative (2014 Q3: EUR 562 positive). In addition, the line Change in valuation of liabilities for insurance contracts includes changes in technical provisions for life insurance contracts of EUR 2,633 positive (2014 Q3: EUR 2,602 positive).

9. Impairment charges/(reversals)

EUR millions	Q3 2015	Q3 2014	YTD 2015	YTD 2014

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	19	26	54	75
Impairment reversals on financial assets, excluding receivables [1]	(6)	(28)	(35)	(63)
Impairment charges / (reversals) on non-financial assets and receivables	(2)	(1)	(2)	1
Total	10	(3)	17	13

Impairment charges on financial assets, excluding receivables, from:
Shares	2	2	4	4
Debt securities and money market instruments	7	3	24	14
Loans	11	21	26	56
Total	19	26	54	75

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(5)	(25)	(30)	(54)
Loans	(1)	(3)	(5)	(9)
Total	(6)	(28)	(35)	(63)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

16	Unaudited

10. Other charges

Other charges of EUR 751 million in the third quarter 2015 relate to the book loss on the sale of Aegon’s Canadian life insurance business. For the sale of Canada refer to note 21 Acquisitions / divestments.

11. Intangible assets

EUR millions	Sept. 30, 2015	Dec. 31, 2014

Goodwill	226	216
VOBA	1,635	1,546
Future servicing rights	52	255
Software	58	50
Other	15	5
Total intangible assets	1,986	2,073

Intangible assets, except for goodwill, are predominantly impacted by periodic amortization of balances and changes in exchange rates. Future servicing rights reduced compared to December 31, 2014 following the sale of Clark Consulting in the third quarter of 2015.

12. Investments

EUR millions	Sept. 30, 2015	Dec. 31, 2014

Available-for-sale (AFS)	114,462	110,229
Loans	38,201	36,738
Financial assets at fair value through profit or loss (FVTPL)	6,203	4,895
Financial assets, for general account, excluding derivatives	158,867	151,862
Investments in real estate	1,963	1,792
Total investments for general account, excluding derivatives	160,830	153,653

Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	608	469	-	1,077
Debt securities	105,210	2,698	-	107,908
Money market and other short-term investments	7,352	619	-	7,971
Mortgages loans	-	-	32,976	32,976
Private loans	-	-	2,752	2,752
Deposits with financial institutions	-	-	115	115
Policy loans	-	-	2,146	2,146
Other	1,292	2,417	211	3,920
September 30, 2015	114,462	6,203	38,201	158,867

	AFS	FVTPL	Loans	Total

Shares	623	499	-	1,122
Debt securities	101,498	1,826	-	103,324
Money market and other short-term investments	6,799	500	-	7,299
Mortgages loans	-	-	32,164	32,164
Private loans	-	-	2,058	2,058
Deposits with financial institutions	-	-	349	349
Policy loans	-	-	2,028	2,028
Other	1,310	2,070	139	3,519
December 31, 2014	110,229	4,895	36,738	151,862

Unaudited	17

13. Investments for account of policyholders

EUR millions	Sept. 30, 2015	Dec. 31, 2014

Shares	25,567	27,019
Debt securities	35,046	37,070
Money market and short-term investments	1,723	795
Deposits with financial institutions	1,957	2,908
Unconsolidated investment funds	127,744	122,159
Other	369	415
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	192,407	190,366
Investment in real estate	1,156	1,101
Total investments for account of policyholders	193,562	191,467

14. Derivatives

The movements in derivative balances mainly result from changes in interest rates and other market movements during the period.

15. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total

As at September 30, 2015

Financial assets carried at fair value
Available-for-sale investments
Shares	16	303	289	608
Debt securities	28,665	72,450	4,095	105,210
Money markets and other short-term instruments	-	7,352	-	7,352
Other investments at fair value	30	343	919	1,292
Total Available-for-sale investments	28,711	80,448	5,303	114,462

Fair value through profit or loss
Shares	229	240	-	469
Debt securities	16	2,673	8	2,698
Money markets and other short-term instruments	130	489	-	619
Other investments at fair value	1	1,223	1,193	2,417
Investments for account of policyholders [1]	116,488	74,182	1,736	192,407
Derivatives	33	22,415	229	22,676
Total Fair value through profit or loss	116,898	101,222	3,167	221,287
Total financial assets at fair value	145,608	181,671	8,470	335,749

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	16,123	22,876	116	39,115
Borrowings [3]	-	606	-	606
Derivatives	7	17,483	2,652	20,143
Total financial liabilities at fair value	16,131	40,965	2,768	59,864

18	Unaudited

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
As at December 31, 2014

Financial assets carried at fair value Available-for-sale investments
Shares	26	316	280	623
Debt securities	27,491	70,203	3,803	101,497
Money markets and other short-term instruments	-	6,799	-	6,799
Other investments at fair value	31	345	934	1,310
Total Available-for-sale investments	27,548	77,662	5,018	110,229

Fair value through profit or loss
Shares	217	282	-	499
Debt securities	48	1,761	17	1,826
Money markets and other short-term instruments	95	405	-	500
Other investments at fair value	1	832	1,237	2,070
Investments for account of policyholders [1]	114,490	73,919	1,956	190,366
Derivatives	52	27,642	320	28,014
Total Fair value through profit or loss	114,903	104,842	3,530	223,275
Total financial assets at fair value	142,451	182,504	8,548	333,503

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	15,371	22,683	165	38,220
Borrowings [3]	-	571	-	571
Derivatives	31	23,007	3,010	26,048
Total financial liabilities at fair value	15,403	46,261	3,175	64,839

 1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

 2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

 3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the period ended September 30, 2015.

Fair value transfers
EUR millions	YTD 2015		Full Year 2014
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value Available-for-sale investments
Debt securities	15	141	-	45
Total	15	141	-	45

Fair value through profit or loss
Shares	-	38	-	-
Investments for account of policyholders	-	204	163	1
Total	-	242	163	1
Total financial assets at fair value	15	383	163	46

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Unaudited	19

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2015	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	September 30, 2015	Total unrealized gains and losses for the period recorded in the P&L for instruments held at September 30, 2015 ³
Financial assets carried at fair value available-for-sale investments
Shares	280	21	22	51	(64)	(33)	12	-	-	-	289	-
Debt securities	3,803	(4)	37	687	(270)	(145)	160	-	169	(343)	4,095	-
Other investments at fair value	934	(137)	25	100	(64)	(16)	76	-	-	-	919	-
	5,018	(121)	84	838	(398)	(194)	248	-	169	(343)	5,303	-

Fair value through profit or loss
Debt securities	17	-	-	-	-	-	1	-	-	(9)	8	1
Other investments at fair value	1,237	(13)	-	109	(328)	-	104	-	211	(127)	1,193	(9)
Investments for account of policyholders	1,956	99	-	347	(657)	-	29	-	-	(38)	1,736	79
Derivatives	320	(164)	-	12	48	-	14	-	-	-	229	(181)
	3,530	(78)	-	468	(937)	-	148	-	211	(174)	3,167	(110)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	165	(2)	-	4	(57)	-	11	-	-	(5)	116	(3)
Derivatives	3,010	(460)	-	-	5	-	97	-	-	-	2,652	(459)
	3,175	(462)	-	4	(51)	-	108	-	-	(5)	2,768	(462)

EUR millions	January 1, 2014	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	September 30, 2014	Total unrealized gains and losses for the period recorded in the P&L for instruments held at September 30, 2014 ³
Financial assets carried at fair value available-for-sale investments
Shares	322	45	(16)	54	(141)	-	11	-	-	(1)	275	-
Debt securities	3,162	23	82	904	(290)	(158)	146	-	227	(548)	3,549	-
Other investments at fair value	826	(81)	(12)	100	(40)	(7)	73	-	17	-	876	-
	4,310	(13)	54	1,058	(470)	(165)	230	-	244	(549)	4,700	-

Fair value through profit or loss
Debt securities	17	(1)	-	-	-	(9)	1	-	1	-	10	-
Other investments at fair value	1,217	43	-	26	(201)	-	103	-	80	(55)	1,212	50
Investments for account of policyholders	1,989	119	-	460	(505)	-	29	-	116	(174)	2,035	109
Derivatives	328	(41)	-	-	(16)	-	10	(4)	-	-	278	(61)
	3,552	121	-	486	(722)	(9)	143	(4)	197	(230)	3,534	99

Financial liabilities carried at fair value
Investment contracts for account of policyholders	114	3	-	-	-	-	11	-	-	-	128	3
Derivatives	1,431	714	-	-	(41)	-	40	(4)	-	-	2,140	723
	1,545	717	-	-	(41)	-	51	(4)	-	-	2,267	726

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

During the first nine months of 2015, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 380 million (full year 2014: EUR 485 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first nine months of 2015, Aegon transferred EUR 522 million (full year 2014: EUR 712 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

20	Unaudited

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount September 30, 2015	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	133	Net asset value	n.a.	n.a.
	156	Other	n.a.	n.a.
	289

Debt securities
	3,588	Broker quote	n.a.	n.a.
	214	Discounted cash flow	Credit spread	1.75% - 4.11% (2.80%)
	294	Other	n.a.	n.a.
	4,095

Other investments at fair value
Tax credit investments	781	Discounted cash flow	Discount rate	8.13%
Investment funds	95	Net asset value	n.a.	n.a.
Other	43	Other	n.a.	n.a.
	919
September 30, 2015

Fair value through profit or loss
Debt securities	8	Other	n.a.	n.a.
	8

Other investments at fair value
Investment funds	1,186	Net asset value	n.a.	n.a.
Other	7	Other	n.a.	n.a.
	1,193

Derivatives [3]

Longevity swap	101	Discounted cash flow	Mortality	n.a.
Other	8	Other	n.a.	n.a.
	109
September 30, 2015

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	2,569	Discounted cash flow	Credit spread	0.35% - 0.40% (0.37%)
Other	83	Other	n.a.	n.a.
Total financial liabilities at fair value	2,652

1 Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.

2 Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.

3 Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 121 million.

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2014. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

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Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 120 million (December 31, 2014: EUR 107 million) that are measured at par, which are reported as part of Other in the column Valuation technique. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Sovereign debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 2.80% (December 31, 2014: 2.67%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has decreased to 8.13% (December 31, 2014: 8.5%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

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Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is credit spread. The credit spread used in the valuations of embedded derivatives in insurance contracts increased to 0.37% (December 31, 2014: 0.30%).

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The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement as reported in the 2014 consolidated financial statements of Aegon has not changed significantly as per September 30, 2015.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount September 30, 2015	Total estimated fair value September 30, 2015	Carrying amount December 31, 2014	Total estimated fair value December 31, 2014
Assets
Mortgage loans - held at amortized cost	32,976	37,870	32,164	36,692
Private loans - held at amortized cost	2,752	3,059	2,058	2,454
Other loans - held at amortized cost	2,473	2,473	2,516	2,516
Liabilities
Trust pass-through securities - held at amortized cost	155	140	143	139
Subordinated borrowings - held at amortized cost	756	797	747	828
Borrowings – held at amortized cost	12,304	12,650	13,588	14,056
Investment contracts - held at amortized cost	16,691	17,208	14,985	15,492

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

16. Deferred expenses

EUR millions	Sept. 30, 2015	Dec. 31, 2014
DPAC for insurance contracts and investment contracts with discretionary participation features	11,165	9,523
Deferred cost of reinsurance	429	441
Deferred transaction costs for investment management services	453	409
Total deferred expenses	12,047	10,373

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17. Share capital

EUR millions	Sept. 30, 2015	Dec. 31, 2014

Share capital - par value	328	327
Share premium	8,059	8,270
Total share capital	8,387	8,597

Share capital - par value
Balance at January 1	327	325
Issuance	1	-
Share dividend	-	2
Balance	328	327

Share premium
Balance at January 1	8,270	8,375
Share dividend	(211)	(106)
Balance	8,059	8,270

Basic and diluted earnings per share

EUR millions	Q3 2015	Q3 2014	YTD 2015	YTD 2014

Earnings per share (EUR per share)
Basic earnings per common share	(0.26)	0.01	0.02	0.32
Basic earnings per common share B	(0.01)	-	-	0.01
Diluted earnings per common share	(0.26)	0.01	0.02	0.32
Diluted earnings per common share B	(0.01)	-	-	0.01

Earnings per share calculation
Net income / (loss) attributable to equity holders of Aegon N.V.	(524)	52	141	787
Coupons on other equity instruments	(36)	(36)	(104)	(119)
Earnings attributable to common shares and common shares B	(561)	16	37	668

Earnings attributable to common shareholders	(557)	16	37	663
Earnings attributable to common shareholders B	(4)	-	-	5

Weighted average number of common shares outstanding (in millions)	2,104	2,098	2,099	2,094
Weighted average number of common shares B outstanding (in millions)	585	581	583	580

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. During the nine months ended September 30, 2015 and during 2014, the average share price did not exceed the exercise price of these options. As a result, diluted earnings per share do not differ from basic earnings per share.

Interim dividend 2015

The interim dividend 2015 was paid in cash or stock at the election of the shareholder. The cash dividend amounted to EUR 0.12 per common share, the stock dividend amounted to one new Aegon common share for every 45 common shares held. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares. 43% of shareholders elected to receive the stock dividend. The remaining 57% opted for cash dividend. The average share price calculated on this basis amounted to EUR 5.40. The stock dividend and the cash dividend are approximately equal in value. To neutralize the dilutive effect of the 2015 interim dividend paid in shares, Aegon executed a share buyback program to repurchase 20,136,673 common shares. Between September 16, 2015, and October 13, 2015, these common shares were repurchased at an average price of EUR 5.2777 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

At September 30, 2015, Aegon had repurchased 11,578,544 common shares at an average price of EUR 5.1825. The liability for the repurchase of the remaining 8,558,129 shares, valued at the closing share price of EUR 5.1350 at September 30, 2015, amounted to EUR 44 million.

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18. Borrowings

EUR millions	Sept. 30, 2015	Dec. 31, 2014

Capital funding	2,452	2,338
Operational funding	10,458	11,821
Total borrowings	12,910	14,158

Included in borrowings is EUR 606 million relating to borrowings measured at fair value (December 31, 2014: EUR 571 million).

Operational funding

During the first nine months of 2015, Aegon redeemed EUR 1,500 million ECB LTRO with a floating coupon. In first nine months of 2015, Aegon also repurchased the mortgages from Saecure 7 and Saecure 11 for EUR 1,378 million. On February 26, 2015, Aegon borrowed EUR 1,000 million under a new ECB LTRO program with a short-term life with a coupon of 0.05% (5bp).

19. Assets and liabilities held for sale

Canada

On October 15, 2014, Aegon reached an agreement to sell its Canadian operations for a total consideration of CAD 600 million (EUR 428 million). The transaction was closed on July 31, 2015 after obtaining regulatory approval. At September 30, 2015, the Canadian operations of Aegon are no longer classified as assets and liabilities held for sale.

The Canadian operations were included in the Americas segment (note 3). For more information refer to note 21. Acquisitions / divestments.

La Mondiale Participations

La Mondiale Participations was classified as assets and liabilities held for sale per December 31, 2014. On March 3, 2015, Aegon completed the sale and therefore La Mondiale Participations is no longer reported as assets and liabilities held for sale.

Both the Canadian operations and La Mondiale Participations were sold and are no longer classified as assets and liabilities held for sale. As a result no unrealized gains relating to assets and liabilities held for sale are included in other comprehensive income, as of September 30, 2015 (December 31, 2014: EUR 477 million).

20. Commitments and contingencies

On January 13, 2015, the Dutch court approved a request filed jointly by Aegon and Stichting Belangenbehartiging Pensioengerechtigden van de Vervoer- en Havenbedrijven (BPHV) to remove restrictions on the capital of the harbour workers’ former pension fund Optas. On April 21, 2015 the appeal period expired, after which Aegon made the agreed payment to BPHV of EUR 80 million and the restrictions on the capital were removed. In addition Aegon will contribute up to EUR 20 million to help mitigate the effect of an announced reduction in the tax-free pension allowance in the Netherlands.

There have been no other material changes in contingent assets and liabilities as reported in the 2014 consolidated financial statements of Aegon.

21. Acquisitions / divestments

Acquisitions

On June 4, 2015 Aegon completed a strategic asset management partnership with La Banque Postale. Under the terms of the agreement, Aegon has acquired a 25% stake in La Banque Postale Asset Management (LBPAM) for a consideration of EUR 117 million.

26	Unaudited

On September 25, 2015, Aegon announced that it has acquired Mercer’s US defined contribution record-keeping business. As a result of the acquisition, the number of retirement plan participants serviced by Transamerica will increase by 917,000. Assets under administration (AUA) will increase by USD 71 billion (EUR 64 billion). The transaction is expected to close in the fourth quarter of 2015, subject to regulatory approval.

Divestments

On March 3, 2015, Aegon completed the sale of its 35% share in La Mondiale Participations following the granting of approval by the French Competition Authority (Autorité de la Concurrence). The agreement to sell Aegon’s stake in La Mondiale Participations to La Mondiale for EUR 350 million was announced on November 24, 2014. Proceeds from the sale were added to Aegon’s excess capital buffer, and increased the group’s Insurance Group Directive (IGD) solvency ratio by over 4 percentage points at the time of the sale.

On July 31, 2015, Aegon completed the sale of its Canadian life insurance business following regulatory approval. The agreement to sell Aegon’s Canadian life insurance business for an amount of CAD 600 million (EUR 428 million) was announced on October 16, 2014. The transaction results in a book loss of CAD 1,054 million (EUR 751 million) recorded at September 30, 2015. Aegon has earmarked the proceeds of this transaction for the redemption of the USD 500 million 4.625% senior bond, due December 2015.

The results of the Canadian operations reflect amounts previously recorded in Other Comprehensive Income that were reclassified into the income statement including CAD 178 million (EUR 127 million) release of the foreign currency translation reserve, CAD (72) million (EUR (51) million) release of the net foreign investment hedging reserve and CAD 668 million (EUR 476 million) for the release of the available for sale reserve. The net cash proceeds were CAD 543 million (EUR 387 million) consisting of CAD 600 million (EUR 428 million) cash received and the cash and cash equivalents included in the sale of CAD 57 million (EUR 41 million). Expenses related to the transaction, including cost of sale, amount to CAD 11 million (EUR 8 million).

The table below presents the statement of financial position of the Canadian life insurance business at the moment of the completion of the sale.

Statement of financial position
July 31, 2015
EUR millions

Assets
Intangible assets	198
Investments	5,506
Investments for account of policyholders	1,459
Reinsurance assets	989
Deferred expenses	832
Other assets and receivables	270
Cash and cash equivalents	40
Total assets	9,293

Insurance contracts	5,008
Insurance contracts for account of policyholders	1,341
Investment contracts	56
Investment contracts for account of policyholders	118
Derivatives	33
Other liabilities	1,056
Total liabilities	7,612

On September 7, 2015, Aegon completed the sale of its 25.1% share in platform provider and discretionary fund manager Seven Investment Management (7IM) for GBP 19 million (EUR 26 million). This transaction has led to a net gain of GBP 7 million (EUR 10 million). 7IM was recorded as an associate in the books of Aegon.

On September 1, 2015, Aegon completed the sale of Clark Consulting following regulatory approval. The agreement to sell Clark Consulting for USD 177.5 million (EUR 160 million) was announced on July 10, 2015 and resulted in a gain of USD 8 million (EUR 7 million).

Unaudited	27

To: The Supervisory Board and the Executive Board of Aegon N.V.

Review report

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements for the nine-month period ended September 30, 2015, of Aegon N.V., The Hague, as set out on pages 2 to 27, which comprises the condensed consolidated statement of financial position as at September 30, 2015, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and the selected notes for the nine-month period then ended. We have not reviewed the condensed consolidated income statement, the condensed consolidated statement of comprehensive income and the condensed consolidated statement of changes in equity for the three-month period ended as at September 30, 2015. Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Dutch auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements as at and for the nine-month period ended September 30, 2015, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union.

Amsterdam, November 11, 2015

PricewaterhouseCoopers Accountants N.V.

Original has been signed by

R. Dekkers RA

28	Unaudited

Disclaimers

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
-	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
-	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
t	Consequences of a potential (partial) break-up of the euro;
t	The frequency and severity of insured loss events;
t	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

t	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;
t

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

t

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
t

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
t	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;
t

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

t	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
t	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited	29

Corporate and shareholder information

Headquarters
Aegon N.V.
P.O. Box 85
2501 CB The Hague
The Netherlands
Telephone	+ 31 (0) 70 344 32 10
aegon.com

Group Corporate Communications & Investor Relations

Media relations
Telephone	+ 31 (0) 70 344 89 56
E-mail	gcc@aegon.com

Investor relations
Telephone	+ 31 (0) 70 344 83 05
or 877 548 96 68 - toll free, USA only
E-mail	ir@aegon.com

Publication dates quarterly results 2015 and 2016

February 19, 2016	Results fourth quarter 2015
May 12, 2016	Results first quarter 2016
August 11, 2016	Results second quarter 2016
November 10, 2016	Results third quarter 2016

Aegon’s Q3 2015 press release and Financial Supplement are available on aegon.com.

About Aegon

Aegon’s roots go back 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.